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                                                                 Exhibit (a)(12)

FOR IMMEDIATE RELEASE

CONTACT:

     BERNARD F. TRAVERS, III, Esq.
     ASSISTANT SECRETARY AND
     DIRECTOR OF LAW AND TAXATION
     ANDERSEN GROUP, INC.
     (860)242-0761


ANDERSEN GROUP COMPLETES SELF TENDER OFFER FOR PREFERRED STOCK

     Bloomfield, Connecticut, January 16, 1996 -- Andersen Group, Inc. (NASDAQ:
ANDR) (the "Company") announced today that it has completed its previously announced cash tender offer by accepting all validly tendered shares of its Series A Cumulative Convertible Preferred Stock (the "Preferred Stock") at $12.25 per share, net.

     A total of approximately 299,000 shares of Preferred Stock were validly tendered and the Company has requested its exchange agent to make payment to the preferred shareholders this week.

     Andersen Group is a diversified holding company. Its subsidiaries manufacture precious metal alloys, electronic components and connectors, and industrial ultrasonic cleaners. The Company also has a 19% interest in a video products company.